                                    January 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attn:     Mr. Rufus Decker
            Accounting Branch Chief

RE:      The Monarch Cement Company

            Form 10-K for the fiscal year ended December 31, 2006

            Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007

            SEC File No. 0-2757

Dear Mr. Decker:

We are writing in response to your letter dated December 19, 2007 in which you provide comments with respect to the above-referenced reports filed by The Monarch Cement Company ("Monarch" or the "Company").  Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, we acknowledge that:

*    the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

*    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments and Our Responses

Form 10-K for the year ended December 31, 2006

General.

Comment 1     Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

In our supplemental responses provided in this letter, we will show you what the revisions will look like when your comment requests additional disclosures or other revisions to be made.  In future filings, as appropriate, we will include such revisions.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Liquidity, page 5

Comment 2     Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  Please refer to the SEC Interpretive Release No. 33-8350.

Response:

The Company will include the following type of  disclosure in the Liquidity section in its future periodic filings to comply with the requirement to discuss the changes in our operating, investing, and financing cash flows as depicted in our statement of cash flows.  Our discussion will focus on the primary drivers of and other material factors necessary to an understanding of our cash flows and the indicative value of historical cash flows.

Net cash provided by operating activities totaled $18.2 million, $20.8 million and $9.0 million for 2006, 2005, and 2004, respectively.  Net income increased by $7.1 million and $3.6 million from 2004 to 2005 and  from 2005 to 2006, respectively. The increases were primarily due to volume and price increases in the Cement Business and Ready-Mixed Concrete Business.  The non-cash adjustment for depreciation, depletion and amortization in 2006 increased by $.4 million reflecting the impact of certain assets, mainly related to our cement production, placed in service during 2005 and 2006. The non-cash adjustment for realized gain on sale of equity investments for 2005 and 2004 is due to the sale of available for sale equity securities. Cash used for operating activities includes receivables increases of $(.6) million in 2006, $(.7) million in 2005 and cash was provided when receivables decreased by $.3 million in 2004. The differences in receivables for 2005 and 2006 reflect the volume and price increases in the Cement Business and Ready-Mixed Concrete Business. Cash used for operating activities during 2006 also includes $4.5 million for increased inventories, primarily work in process and finished cement, resulting from increased production in the Cement Business and $1.1 million from a decrease in accounts payable and accrued liabilities due to the timing of accounts payable for capital expenditures.

Net cash used for investing activities totaled $21.8 million, $14.6 million, and $10.2 million in 2006, 2005, and 2004, respectively.  The $7.2 million increase in net cash used for investing activities from 2005 to 2006 is principally due to an increase in acquisition of property, plant and equipment in the Cement Business during 2006.  Cash was also used for purchases of equity investments totaling $1.1 million and $.6 million in 2006 and 2004, respectively.  Cash was provided from the disposals of equity investments totaling $1.2 million and $2.6 million in 2005 and 2004, respectively.  Maturity of short-term investments, net for 2006 was $1.5 million compared to purchases of short-term investments, net in 2005 of $1.5 million.

Net cash provided by (used for) financing activities totaled $1.1 million, $(6.3) million and $.8 million for fiscal 2006, 2005 and 2004, respectively, primarily were the result of bank loan and line of credit balances.  These loans were used to finance the expansion of our cement manufacturing facility and to cover operating expenses.

Financial Statements

General

Comment 3     Please disclose in a footnote the dollar amount of your accounts payable, as of each balance sheet date, that relates to property, plant and equipment.

Response:

Please note the Company disclosed this information as "Additional Cash Flow Information" on the Consolidated Statement of Cash Flows.  The Company will also include the following disclosure in the Property, Plant and Equipment footnote in its future periodic filings to comply with the requirement to disclose accounts payable relating to property, plant and equipment:

As of December 31, 2006 and 2005, the amount of  accounts payable related to property, plant and equipment was $164,847 and $2,037,838, respectively.

Comment 4     You disclose on page 9 that you use third-party actuaries to assist in properly measuring the expense and liability associated with your pension and postretirement plans.  If you continue to refer to these independent consultants and any other specialist, please identify each of the valuation specialists.  Alternatively, you may revise your disclosure to eliminate the reference to them.

Response:

The Company will revise its disclosure to eliminate reference to our third-party actuaries by deleting the following sentence:

We use third-party actuaries to assist us in properly measuring the expense and liability associated with these benefits.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page 20

General

Comment 5     Your statements of cash flows indicate that you have purchased shares of your subsidiaries' stock during each of the three prior fiscal years.  Please disclose your accounting policy related to the issuance and repurchase of your subsidiaries' stock as well as provide the other disclosures called for by Question 6 of SAB Topic 5:H.

Response:

The Company will include the following disclosure in its Nature of Operations and Summary of Significant Accounting Policies footnote in its future periodic filings to comply with the requirement to disclose our accounting policy relating to repurchase of our subsidiaries' stock:

The Company records the purchase of subsidiaries' stock from minority shareholders as a reduction in the liability for Minority Interest in Consolidated Subsidiaries on the balance sheet.  Any excess of purchase price over net book value of the minority interest acquired is evaluated to determine if the excess should be added to the value of its property, plant and equipment, net of the deferred tax effect, recorded as goodwill or recognized as a gain or loss.

Response:

The Company has not made any disclosures called for by Question 6 of SAB Topic 5:H which concerns including a separate footnote that describes issuances of subsidiary stock that have occurred during all periods presented since the Company's subsidiaries have not issued any stock during any of the reporting periods presented.

(g) Inventories, page 20

Comment 6     Please clarify whether all of the items included in the line items described as fuel, gypsum, paper sacks and other as well as operating and maintenance supplies are items that are used in production.  If not, please expand your disclosure to state how you determined it was appropriate to report and account for these amounts as inventory.

Response:

The Company will include the following disclosure to the end of footnote 1(g) Inventories in its future periodic filings to clarify that fuel, gypsum, paper sacks and other as well as operating and maintenance supplies are items that are used in production:

Inventories of fuel, gypsum, paper sacks and other are used in the manufacture of cement. The operating and maintenance supplies consist primarily of spare parts for our cement manufacturing equipment.

(n) Self Insurance, page 22

Comment 7     Please disclose the extent of your self insurance in each area that you are self insured.  Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Response:

The Company will expand its discussion to disclose the extent of our self insurance and the amount of self insurance, if any, as follows:

The Company has elected to self-insure certain costs related to employee and retiree health and accident benefits programs.  Health and accident benefits provided to employees and retirees in the Cement Business are totally self-insured.  Health benefits provided to employees in the Ready-Mixed Concrete Business are also self-insured but are subject to a $50,000 individual stop loss and an aggregate stop loss of 115% of expected claims.

Note 3 - Property, Plant and Equipment, page 23

Comment 8     The range of useful lives for your property and equipment is very broad.  Please breakout each category in Note 3 into smaller components.  For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Response:

The Company will revise its Note 3 disclosure to breakout each category into smaller components and discuss the types of assets that fall in each part of the range as follows:

Property, plant and equipment and their estimated useful lives at December 31, 2006 and 2005 consisted of:
	Lives (Years)	2006	2005

Quarry land		$ 1,806,742	$ 1,806,742
Other land		6,398,271	6,398,271
Buildings and improvements	15 - 39	27,465,736	23,008,060
Cement manufacturing equipment	15 - 25	115,825,331	93,129,712
Ancillary equipment	5 - 10	8,533,824	8,215,130
Ready-mix and concrete production machinery and equipment	5 - 15	24,124,853	23,997,061
Transportation and mobile equipment	3 - 7	35,953,687	33,891,374
Office machinery, equipment, furniture and fixtures	3 - 10	1,794,977	1,527,003
Construction in process		4,329,263	14,902,854
		$ 226,232,684	$ 206,876,207
Less--Accumulated depreciation and depletion		131,120,295	121,060,864
		$ 95,112,389	$ 85,815,343

Note 5 - Income Taxes, page 23

Comment 9     Please disclose the expiration dates of your net operating loss carryforwards.  See paragraph 48 of SFAS 109.

Response:

The Company will include the following table in our Income Taxes footnote to disclose the expiration dates of our operating loss carryforwards:

The following table presents the expiration dates of the Company's operating loss carryforwards for tax purposes as of December 31, 2006:

               Expiration                 Operating
                              Date                          Loss
                              2020                   $   261,000
                              2022                          59,000
                              2023                        536,000
                              2024                     2,319,000
                              2025                     2,957,000
                              2026                     2,222,000

Item 10 - Lines of Business, page 28

Comment 10   Please disclose the types of amounts included in the corporate assets line item for each period presented.

Response:

The Company will expand its discussion to disclose the types of amounts included in the corporate assets line item for each period presented as follows:

Corporate assets for 2006 include cash and cash equivalents, refundable federal and state income taxes, deferred income taxes, investments and other assets; for 2005 include cash and cash equivalents, short-term investments, deferred income taxes, investments and other assets; and for 2004 include cash and cash equivalents, refundable federal and state income taxes, deferred income taxes, investments and other assets.

Note 11 - Quarterly Financial Information, page 29

Comment 11   Please disclose your gross profit for each full quarter within the two most recent fiscal years as required by Item 302(a)(1) of Regulation S-K.

Response:

The Company will expand the table in Note 11 - Quarterly Financial Information to disclose the Gross profit for each full quarter within the two most recent fiscal years as required by Item 302(a)(1) of Regulation S-K as follows:

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 31,211,502	$ 43,570,624	$ 44,200,862	$35,229,640
Gross profit from operations	4,847,546	11,565,985	10,746,133	6,560,398
Income from operations	1,414,000	8,146,873	7,039,546	3,075,978
Net income	1,007,268	5,491,290	4,859,486	1,857,181
Basic earnings per share	$.25	$1.36	$1.21	$.46

2005
Net sales	$ 24,541,081	$ 37,272,061	$ 41,855,661	$ 37,651,125
Gross profit from operations	2,703,741	6,969,052	10,635,874	5,873,393
Income (loss) from operations	(118,440)	3,698,770	7,479,681	2,727,600
Net income	132,461	2,278,023	4,928,809	2,319,076
Basic earnings per share	$.03	$.57	$1.22	$.58

      Form 10-Q for the period ended September 30, 2007

General

Comment 12   Please address the above comments in your interim filings as well.

Response:

In our supplemental responses provided in this letter for interim filings, we will show you what the applicable revisions will look like when your comment requests additional disclosures or other revisions to be made.  In future filings, as appropriate, we will include such revisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

Comment 2     Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.  Please refer to the SEC Interpretive Release No. 33-8350.

Response:

The Company will include the following type of disclosure in the Liquidity section in its future periodic filings to comply with the requirement to discuss the changes in our operating, investing, and financing cash flows as depicted in our statement of cash flows.  Our discussion will focus on the primary drivers of and other material factors necessary to an understanding of our cash flows and the indicative value of historical cash flows.

Net cash provided by operating activities totaled $12.3 million for the nine months ended September 30, 2007, an increase of $1.5 million or 14% as compared with the nine months ended September 30, 2006. Net income decreased primarily as a result of volume decreases brought about by abnormally rainy weather, a longer period of cold weather and a slowdown in residential construction as compared to 2006.  These volume decreases were partially offset by increases in price. The non-cash adjustment for depreciation, depletion and amortization for the nine months ended September 30, 2007 increased by $.8 million reflecting the impact of certain assets, mainly related to our cement production, placed in service during 2006 and 2007. The non-cash adjustment for realized gain on sale of equity investments for the nine months ended September 30, 2007 is principally due to realization of a large gain associated with available for sale equity securities. Cash used for operating activities during 2007 includes $4.4 million for increased inventories primarily in finished cement which increased $2.3 million, building products which increased $.8 million and operating and maintenance supplies which increased $1.1 million.  The increase in finished cement and operating and maintenance supplies is related to the increased production capacity brought online in the Cement Business and sales volume decreases. Cash used for operating activities includes receivables, net of $4.6 million during 2007 and $6.2 million in 2006. The difference in receivables reflects the decrease in net sales in the nine months ended September 30, 2007 as compared with the nine months ended September 30, 2006.

Net cash used for investing activities totaled $4.8 million in the nine months ended September 30, 2007 compared with $17.8 million in the nine months ended September 30, 2006.  The decrease from $18.6 million in 2006 to $6 million in 2007 in acquisition of property, plant and equipment is principally related to capital expenditures in the Cement Business.  Cash used for purchases of equity investments in the first nine months of 2007 was $2.6 million as compared to $.7 million in the first nine months of 2006 for a difference of $1.9 million. Cash provided from the sale of equity investments in the first nine months of 2007 was $3.4 million higher than in the first nine months of 2006. Maturity of short-term investments, net for the first nine months of 2006 was $1.5 million.

Net cash used for financing activities totaled $7.7 million in the nine months ended September 30, 2007 compared with cash provided by financing activities totaling $4.9 million in 2006.  The difference primarily resulted from an increase in utilization of the line of credit, net in the first nine months of 2006 of $9.8 million as compared to a decrease in the line of credit, net in the first nine months of 2007 of $2.5 million. These loans were used to finance the expansion of our cement manufacturing facility and to cover operating expenses.

Financial Statements

General

Comment 3     Please disclose in a footnote the dollar amount of your accounts payable, as of each balance sheet date, that relates to property, plant and equipment.

Response:

Please note the Company disclosed this information as "Additional Cash Flow Information" on the Consolidated Statement of Cash Flows.  The Company will also include the following disclosure in a footnote in its future periodic filings to comply with the requirement to disclose accounts payable relating to property, plant and equipment:

As of September 30, 2007, the amount of  accounts payable related to property, plant and equipment was $707,736 compared to December 31, 2006 which was $164,847.

Note 3. Lines of Business

Comment 10   Please disclose the types of amounts included in the corporate assets line item for each period presented.

Response:

The Company will expand its discussion to disclose the types of amounts included in the corporate assets line item for each period presented as follows:

Corporate assets for 2007 include cash and cash equivalents, deferred income taxes, and investments and other assets. In 2006, corporate assets include cash and cash equivalents, refundable federal and state income taxes, deferred income taxes, investments and other assets.

Financial Statements

Consolidated Statements of Comprehensive Income

Comment 13   Please help us understand how you arrived at the amount of the reclassification adjustment for the nine months ended September 30, 2007.  Given that all your investments appear to be classified as available for sale pursuant to SFAS 115, please specifically address why the reclassification adjustment does not equal the amount of realized gains on equity investments recorded during the nine months ended September 30, 2007 after excluding tax effects.  Please refer to paragraph 18 of SFAS 130 and Illustration 1 of Appendix C to SFAS 130.

Response:

In presenting the reclassification adjustment, the Company rounded the reclassification for realized gains presented in other comprehensive income to even thousands but did not round the realized gain on sale of equity investments presented in the cash flow statement.  In order to be consistent, the Company will change its Consolidated Statement of Comprehensive Income as follows:

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months and Nine Months Ended Sept 30, 2007 and 2006 (Unaudited)
	For the Three Months Ended		For the Nine Months Ended
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
NET INCOME	$ 5,484,415	$ 4,859,486	$ 10,757,101	$ 11,358,044
UNREALIZED APPRECIATION (DEPRECIATION)
ON AVAILABLE FOR SALE SECURITIES (Net
of deferred tax expense (benefit) of ($804,000), ($836,000),
$48,000 and ($644,000), respectively)	(1,205,302)	(1,254,000)	72,698	(966,000)

LESS: RECLASSIFICATION ADJUSTMENT FOR
REALIZED GAINS INCLUDED IN
NET INCOME (net of deferred tax expense
of $120,000, $-0-,$964,000 and $-0-, respectively)	180,698	-	1,446,698	-
COMPREHENSIVE INCOME	$ 4,098,415	$ 3,605,486	$ 9,383,101	$ 10,392,044

See notes to condensed consolidated financial statements

Note 3

Comment 14   Please present a reconciliation of the total of the reportable segments' measures of profit or loss to your consolidated income before income taxes.  See paragraph 33(f) of SFAS 131.

Response:

The Company will revise its table of condensed information on reportable segments in its disclosure to include a reconciliation of the total of the reportable segments' measures of profit or loss to our consolidated income before income taxes as follows:

Following is information for each line for the periods indicated:

	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Three Months Ended 9/30/07
Sales to unaffiliated customers	$ 20,650,604	$ 23,753,555	$ ‑	$ 44,404,159
Intersegment sales	4,364,836	‑	(4,364,836)	‑
Total net sales	$ 25,015,440	$ 23,753,555	$ (4,364,836)	$ 44,404,159

Income from operations	$ 7,090,156	$ 888,157		$ 7,978,313
Other expense, net				(43,898)
Income before income taxes				$ 7,934,415

Capital Expenditures	$ 2,025,170	$ 488,584		$ 2,513,754

For the Three Months Ended 9/30/06
Sales to unaffiliated customers	$ 21,752,963	$ 22,447,899	$ ‑	$ 44,200,862
Intersegment sales	3,455,332	915	(3,456,247)	‑
Total net sales	$ 25,208,295	$ 22,448,814	$ (3,456,247)	$ 44,200,862

Income (loss) from operations	$ 7,560,516	$ (520,970)		$ 7,039,546
Other expense, net				(180,060)
Income before income taxes				$ 6,859,486

Capital Expenditures	$ 2,528,972	$ 2,014,314		$ 4,543,286

	Cement Business	Ready-Mixed Concrete Business	Adjustments and Eliminations	Consolidated
For the Nine Months Ended 9/30/07
Sales to unaffiliated customers	$ 50,676,721	$ 58,030,757	$ ‑	$ 108,707,478
Intersegment sales	10,606,279	‑	(10,606,279)	‑
Total net sales	$ 61,283,000	$ 58,030,757	$ (10,606,279)	$ 108,707,478

Income from operations	$ 13,651,260	$ 3,416		$ 13,654,676
Other income, net				1,952,425
Income before income taxes				$ 15,607,101

Capital Expenditures	$ 4,802,868	$ 1,699,189		$ 6,502,057

For the Nine Months Ended 9/30/06
Sales to unaffiliated customers	$ 54,115,369	$ 64,867,619	$ ‑	$ 118,982,988
Intersegment sales	10,148,445	915	(10,149,360)	‑
Total net sales	$ 64,263,814	$ 64,868,534	$ (10,149,360)	$ 118,982,988

Income (loss) from operations	$ 17,167,387	$ (566,968)		$ 16,600,419
Other expense, net				(342,375)
Income before income taxes				$ 16,258,044

Capital Expenditures	$ 14,103,812	$ 3,051,406		$ 17,155,218

	Cement Business	Ready-Mixed Concrete Business		Consolidated
Balance as of 9/30/07
Identifiable Assets	$ 101,478,416	$ 38,480,163		$ 139,958,579
Corporate Assets				29,395,336
$ 169,353,915
Balance as of 12/31/06
Identifiable Assets	$ 98,342,645	$ 34,427,902		$ 132,770,547
Corporate Assets				29,733,295
$ 162,503,842

 #          #          #

We hope that the above has been of assistance to you and that it is fully responsive to your comments.  If you have any questions or require any further information, please call me at (620) 473-2222.

Very truly yours,

Date      January 15, 2008                                /s/ Debra P. Roe

                                                                        Debra P. Roe, CPA
                                                                        Chief Financial Officer and
                                                                        Assistant Secretary‑Treasurer

cc:        Jeffrey Gordon, Staff Accountant
            Nudrat Salik, Staff Accountant